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As Filed Pursuant to Rule 424(b)(5)
Reg. No. 333-121067

PRICING SUPPLEMENT NO. 61
(To prospectus dated May 18, 2005 and prospectus supplement dated May 18, 2005)

U.S.$5,000,000
LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

FX DUAL CURRENCY NOTE
DUE APRIL 12, 2006

        Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

  •
  Senior unsecured obligations of Lehman Brothers Holdings Inc.

  •
  CUSIP: 52517PD81

  •
  ISIN: US52517PD812

  •
  The notes are designed for investors who believe that the value of the Brazilian Real (BRL) will appreciate or not substantially depreciate against the U.S. Dollar relative to the Conversion Rate.

  •
  Maturity Date: April 12, 2006.

  •
  The note is not principal protected. If the Brazilian Real depreciates sufficiently relative to the U.S. Dollar, the investor will lose a portion of its investment.

  •
  Denominations: U.S.$100,000 and whole multiples of U.S.$100,000.

Payments:

  •
  No interest payments during the term of the notes.

  •
  Each note will receive a cash payment at maturity equal to the Redemption Amount, the amount of which payment is based on the Settlement Rate.

  •
  Redemption Amount: A single payment on the Maturity Date (subject to the occurrence of a Disruption Event) equal to the product of (A) the sum of the principal amount of the note plus the Interest Amount and (B) the Conversion Rate, divided by the Settlement Rate.

  •
  Conversion Rate: 2.2710

  •
  Settlement Rate: The Reference Exchange Rate on April 5, 2006 (or, if that day is not a Valuation Business Day, the next succeeding Valuation Business Day), observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event), provided that the Settlement Rate shall not be lower than 2.1900.

  •
  Reference Exchange Rate: The spot exchange rate for the Brazilian Real (BRL) quoted against the U.S. Dollar expressed as the number of units of Brazilian Real per 1 U.S. Dollar.

  •
  Interest Amount: The product of the principal amount of each note times 16.00% per annum times the Day Count Fraction.

  •
  Day Count Fraction: Computed on the basis of a 360-day year and the actual number of days elapsed

Investing in the notes involves risks. Risk Factors Relating to the Notes begin on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$	5,000,000
Underwriting discount	0%	U.S.$	0
Proceeds to Lehman Brothers Holdings	100%	U.S.$	5,000,000

        The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about January 12, 2006.

        Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings' securities. It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions. Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

January 5, 2006

SUMMARY INFORMATION—Q&A

        This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the "Risk Factors Relating to the Notes" section beginning on page PS-4 to determine whether an investment in the notes is appropriate for you.

What are the notes?

        The notes will be a series of our senior debt that are linked to the performance of the Brazilian Real (BRL) compared to the U.S. Dollar. We refer to the Brazilian Real as the Reference Currency.

        The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on April 12, 2006.

What payments will I receive on the notes before maturity?

        None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the stated maturity date?

        Lehman Brothers Holdings has designed this type of note for investors who believe that the value of the Brazilian Real will appreciate or not substantially depreciate against the U.S. Dollar relative to the Conversion Rate. At maturity (subject to the occurrence of a Disruption Event, as described below), Lehman Brothers Holdings will pay the Redemption Amount in U.S. dollars based on the Settlement Rate. If the Settlement Rate decreases or does not increase sufficiently (i.e., BRL strengthens or does not sufficiently weaken against the USD), you will receive a positive return on the note, provided that the Settlement Rate is floored at 2.1900, capping the maximum return on the note. If the Settlement Rate increases sufficiently (i.e., BRL sufficiently weakens against the USD), the investor may receive a negative return on the note. This note is not principal protected, even if held until maturity.

How will the Redemption Amount be calculated?

        The Redemption Amount is a cash payment equal to the product of (A) the sum of the principal amount of the note plus the Interest Amount and (B) the Conversion Rate, divided by the Settlement Rate.

        The Conversion Rate is 2.2710.

        The Interest Amount is the product of the principal amount of each note times 16.00% per annum times the Day Count Fraction.

        The Day Count Fraction is computed on the basis of a 360-day year and the actual number of days elapsed.

        The Settlement Rate is the spot exchange rate for the Brazilian Real (BRL) quoted against the U.S. Dollar expressed as the number of units of Brazilian Real per 1 U.S. Dollar on April 5, 2006 (or, if that day is not a Valuation Business Day, the next succeeding Valuation Business Day), observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event), provided that the Settlement Rate shall not be lower than 2.1900.

        You can review hypothetical Redemption Amount payment examples and the historical performance of the Brazilian Real under "Exchange Rates".

How will I be able to find the value of the Brazilian Real at any point in time?

        You can obtain the level of the Brazilian Real at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

        Yes, the notes will be subject to a number of risks. See "Risk Factors Relating to the Notes" beginning on page PS-4.

What about taxes?

        The Notes Are Expected To Be Treated As Cash-Settled Financial Contracts Subject To The Foreign Currency Rules Of Section 988 Of The Internal Revenue Code Of 1986, As Amended (The "Code"), And The Mark-To-Market Rules Of Section 1256 Of The Code. Unless You Make A Valid Election Before The Close Of The Day On Which You Purchase A Note, Gain Or Loss Will Be Ordinary. If You Make Such An Election, Any Gain Or Loss May Be Treated, In Part, As Long-Term Capital Gain Or Loss Under Section 1256 Of The Code. Alternative characterizations are possible which could affect amount, character and timing of income. The notes are subject to complex tax rules and you should consult your own tax advisors regarding the tax treatment of the notes. See "Certain United States Federal Income Tax Consequences."

What happens in the event of a Disruption Event?

        If the Calculation Agent determines that a Disruption Event (defined below) has occurred on any day during the term of the notes, the Calculation Agent will determine the Redemption Amount payable on the Maturity Date in good faith and in a commercially reasonable manner. See "Description of the Notes".

What happens in the event of a Price Source Unavailability Event?

        If the Calculation Agent determines that a Price Source Unavailability Event (defined below) has occurred on the Valuation Date the Settlement Rate will be determined in accordance with the Fallback Rate Observation Methodology (defined below). See "Description of the Notes".

Who is Lehman Brothers Holdings?

        Lehman Brothers Holdings Inc. ("Lehman Brothers Holdings") is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings' worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See "Prospectus Summary—Lehman Brothers Holdings Inc." and "Where You Can Find More Information" on pages 1 and 58, respectively, of the base prospectus.

        You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption "Where You Can Find More Information" in the base prospectus.

What is the role of Lehman Brothers Inc.?

        Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the calculation agent for purposes of determining the amount you receive at maturity. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See "Risk Factors Relating to the Notes—There are Potential Conflicts of Interest between Lehman Brothers Holdings or its Affiliates and Holders of the Notes" and "Description of the Notes."

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

        We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market and the amount payable on the notes at maturity. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

        The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

        No, the notes will not be listed on a stock exchange.

        After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes. However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS RELATING TO THE NOTES

        Unlike ordinary debt securities, the return on the notes at maturity depends on changes in the value of the Reference Currency. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Reference Currency. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

There Are No Interest Payments on the Notes

        The amount payable of the notes at maturity will be determined by applying the formula set forth under "Description of the Notes" and will depend on the value of the Reference Currency determined as of the Valuation Date (defined below). The notes will not bear interest except in the event that amounts due at maturity are not paid when due, as described under "Description of the Notes." Accordingly, a holder's return on the notes will depend solely on the Redemption Amount received on the Maturity Date.

The Notes Are Subject to Foreign Exchange Rate Risk

        The return on the notes at maturity, including the return of principal, depends significantly and perhaps entirely on the performance of the Reference Currency. If, on the Valuation Date, the Settlement Rate has increased sufficiently (i.e., BRL sufficiently weakens against the USD) compared to the Conversion Rate, the investor may experience a loss of USD principal. Furthermore, the Settlement Rate on the Valuation Date is subject to the Settlement Rate Floor (defined below), which limits the potential upside return on the notes at maturity in the event that the Settlement Rate decreases or does not increase sufficiently (i.e., BRL strengthens or does not sufficiently weaken against the USD) compared to the Conversion Rate. Additionally, selling this security during a period in which the market's perception of the probability of the Settlement Rate being higher than the Conversion Rate is high, may result in a dollar price significantly less than 100%. This note is not principal protected, even if held to maturity.

        The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currency, which depends in part on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currency is circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

        Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a

Disruption Event, will determine the Redemption Amount payable on the notes. The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from us under the notes, due to or from us or any of our affiliates under the related hedge transaction or the value of the investments held by our affiliate's proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

        We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market and the Redemption Amount payable on the notes. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

        We, Lehman Brothers Inc. and our affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Reference Currency. By introducing competing products into the marketplace in this manner, Lehman Brothers Inc. or our affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

        The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

        The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

DESCRIPTION OF THE NOTES

        The U.S.$5,000,000 aggregate principal amount FX Dual Currency Notes Due April 12, 2006 offered hereby are Medium-Term Notes, Series H, of Lehman Brothers Holdings Inc. The CUSIP number for the notes is 52517PD81 and the ISIN number is US52517PD812. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See "Book-Entry Procedures and Settlement" in the base prospectus.

        The notes will be issued in minimum denominations of U.S.$100,000 and in integral multiples of U.S.$100,000 in excess thereof, and will have a stated "Maturity Date" of April 12, 2006, or if such day is not a New York business day, on the next following New York business day.

        The notes are offered as foreign exchange-linked notes with portions of the amount payable at the Maturity Date indexed to the spot exchange rates of the Brazilian Real.

        Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below. No interest will accrue during the term of the notes and no interest will be payable at maturity except in the event that the Redemption Amount is not paid when due, as described below.

        The will be calculated by the Calculation Agent on the Valuation Date (except in the event a Disruption Event has occurred, as defined below). The "Valuation Date" is April 5, 2006 (or if that day is not a Valuation Business Day, the next succeeding Valuation Business Day), except in the event of default, as described below.

        The "Redemption Amount" for each note will be (subject to the occurrence of a Disruption Event) an amount equal to the product of (A) the sum of the principal amount of the note plus the Interest Amount and (B) the Conversion Rate, divided by the Settlement Rate.

        The "Interest Amount" is the product of the principal amount of each note times 16.00% per annum times the Day Count Fraction. The "Day Count Fraction" is computed on the basis of a 360-day year and the actual number of days elapsed.

        The "Conversion Rate" is 2.2710.

        The "Settlement Rate" is the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event), provided that the Settlement Rate shall not be lower than the Settlement Rate Floor.

        The "Settlement Rate Floor" is 2.1900.

        The "Reference Exchange Rate" is the spot exchange rate for the Reference Currency expressed as the number of units of Reference Currency per 1 U.S. Dollar.

        The "Reference Currency" is the Brazilian Real (BRL).

        The "Settlement Rate Option" is the Brazilian Real/U.S. Dollar offered rate for U.S. Dollars, expressed as the amount of Brazilian Reals per one U.S. Dollar, for settlement in two Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Contabilidade" or Rates for Accounting Purposes), which appears on Reuters Screen BRFR Page under the caption "Dolar PTAX" at approximately 6:30 pm Sao Paolo time on the Valuation Date.

        Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Redemption Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

        A "Disruption Event" means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

  (A)
  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside Brazil to accounts outside Brazil; or

  (B)
  the occurrence and/or existence of any event (other than those set forth in (A) above or those constituting a Price Source Unavailability Event) with respect to the Reference Currency that prevents or makes impossible (x) the Calculation Agent's ability to calculate the Redemption Amount, (y) the Issuer's fulfillment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

        Upon the occurrence of a Price Source Unavailability Event, the Settlement Rate will be determined in accordance with the Fallback Rate Observation Methodology.

        A "Price Source Unavailability Event" means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.

        The "Fallback Rate Observation Methodology" means that the Settlement Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the "Reference Banks"). If fewer than three Reference Banks provide spot quotations then the Settlement Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

        A "Valuation Business Day", with respect to the Reference Currency, is any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in Sao Paolo, Brasilia or Rio de Janeiro.

        The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

        In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the Redemption Amount, calculated as though the Valuation Date was the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the Redemption Amount calculated as though the Maturity Date were the date of the commencement of the proceeding.

        Any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent. If interest is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

        The notes are designed for investors who believe that the value of the Brazilian Real will appreciate relative to the value of the U.S. Dollar.

Hypothetical Redemption Amount Payment Examples

        The following payment example for this note shows a range of Redemption Amounts payable on the notes based on hypothetical future values of the Settlement Rate on the Valuation Date. The Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for the Settlement Rate and should not be taken as indicative of the future performance of the Settlement Rate.

Settlement Rate	Redemption Amount (% of principal amount)
2.60	90.8%
2.55	92.6%
2.50	94.5%
2.45	96.4%
2.40	98.4%
2.35	100.5%
2.30	102.7%
2.25	105.0%
2.20	107.4%
2.19	107.8%
2.15	107.8%
2.10	107.8%

Historical Data on the Reference Exchange Rate

        The following chart shows the daily spot exchange rates for BRL in the period from September 9, 2002 to December 3, 2006, using historical data obtained from Reuters page "BRL=". The historical data on the Reference Exchange Rate is not necessarily indicative of the future performance of the Reference Exchange Rate or what the value of the notes may be. Historical exchange rate fluctuations may be greater or lesser than those experienced during the life of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain of the United States federal income tax consequences of the purchase, ownership, and disposition of notes as of the date of this pricing supplement and supplements the discussion in the base prospectus. This summary only applies to investors covered by the discussion under the heading "United States Federal Income Tax Consequences" in the base prospectus, and therefore does not apply to certain investors (such as dealers in securities or currencies) or special situations (such as to notes held as part of a hedging transaction) as further described in the applicable prospectus.

        The United States federal income tax treatment of securities such as the notes is not clear. If you are considering the purchase of notes, you should consult your own tax advisors concerning the federal income tax consequences to you in light of your particular circumstances and any consequences arising under the laws of any other taxing jurisdiction. See the discussion under the heading "United States Federal Income Tax Consequences" in the base prospectus.

United States holders

        The following discussion is a summary of the material United States federal income tax consequences that will apply to you if you are a United States holder (as defined in the base prospectus) of notes.

General

        No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service ("IRS") with respect to the notes and no assurance can be given that the IRS will agree with the treatment described herein. Lehman Brothers Holdings intends to treat, and by purchasing a note, for all tax purposes you agree to treat, a note as a cash-settled financial contract (rather than as a debt instrument) subject to the foreign currency rules of section 988 (the "Foreign Currency Rules") as described below. Except where noted, the remainder of this discussion assumes that this treatment is correct, although no assurance is given in this regard.

Sale, exchange, settlement or other disposition, and mark-to-market

        Upon a sale, exchange, settlement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount of cash received and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal your cost of such note, increased or decreased, respectively, by any gain or loss recognized under section 1256 (as described below).

        Because of the Foreign Currency Rules, such gain or loss will be treated as ordinary gain or loss unless you make a valid election under section 988(a)(1)(B) of the Code before the close of the day on which you purchase the note to treat such gain or loss as capital gain or loss. You should consult your own tax advisors regarding the requirements and effect of making such election. For individuals, long-term capital gain is subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        In addition, though it is not entirely clear, it is likely that the notes constitute "foreign currency contracts" within the meaning of section 1256 of the Code. In that case, if you own a note at the end of your taxable year, you would generally recognize gain or loss in accordance with the rules described above as though you sold the note for its fair market value on the last business day of your taxable year and any gain or loss would be taken into account for such year. Moreover, if a valid election under section 988(a)(1)(B) is made (as described above), the rules under section 1256 would treat 60% of any gain or loss recognized on the sale, exchange, settlement or other disposition (including a deemed sale under section 1256) as long-term capital gain or loss, and 40% of any such gain or loss as short-term capital gain or loss.

        You should consult your tax advisors regarding the application of the rules under section 1256 of the Code to the notes.

Alternative characterizations

        There can be no assurance that the IRS will agree with the foregoing treatment of the notes, and it is possible that the IRS could assert another treatment and a court could agree with such assertion. For instance, it is possible that the IRS could seek to apply the regulations governing contingent payment debt obligations, in particular because the notes in form are debt instruments. In that case, the notes could be subject to special rules regarding contingent payment debt instruments that provide for payments denominated in, or determined by reference to, one or more foreign currencies. Those regulations would generally require you to accrue interest income at a market rate, notwithstanding that no interest payments are actually made, and generally would characterize gain or, to some extent, loss as ordinary rather than capital. Moreover, the election under section 988(a)(1)(B) to treat ordinary gain or loss as capital would not be available, and the notes would not be subject to the rules under section 1256. See "Sale, exchange, settlement or other disposition, and mark-to-market." The IRS could also assert other characterizations that could affect the timing, amount and character of income or deductions.

Non-United States holders

        The following discussion is a summary of the material United States federal tax consequences that will apply to you if you are a non-United States holder (as defined in the base prospectus) of notes.

        Special rules may apply to you if you are a controlled foreign corporation, passive foreign investment company, a corporation that accumulates earnings to avoid United States federal income tax, or an individual who is a United States expatriate and therefore subject to special treatment under the Code. You should consult your own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to you.

United States federal withholding tax

        Based on the treatment of the notes described above, you should not be subject to United States federal withholding tax for payments on any sale, exchange, settlement or other disposition of the notes.

        As discussed above, alternative characterizations of a note for United States federal income tax purposes are possible, which could result in the imposition of United States federal withholding tax on the sale, exchange, settlement or other disposition of a note. You should consult your own tax advisor regarding the United States federal income tax consequences of an investment in the notes.

United States federal income tax

        Based on the treatment of the notes described above, any gain or income realized upon the sale, exchange, settlement or other disposition (including any deemed disposition under section 1256 as described above) of a note generally will not be subject to United States federal income tax unless (i) the gain or income is effectively connected with a trade or business in the United States of a non-United States holder or (ii) in the case of a non-United States holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale, exchange, settlement or other disposition, and certain other conditions are met.

United States federal estate tax

        If you are an individual non-United States holder of notes, notes held by you at the time of death may be included in your gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Reportable Transactions

        Under the Treasury regulations, certain transactions are required to be reported to the IRS, including, in certain circumstances, a sale, exchange, settlement or other taxable disposition of an instrument subject to the Foreign Currency Rules to the extent that such sale, exchange, settlement or other taxable disposition results in a tax loss in excess of a threshold amount. If you are considering the purchase of a note, you should consult with your own tax advisors to determine the tax return obligations, if any, with respect to an investment in the notes, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

SUPPLEMENTAL PLAN OF DISTRIBUTION

        We have agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

        The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement and to certain dealers at a price not less than 99.9% of the public offering price. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

        We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

        The notes are a new issue of securities with no established trading market. We have been advised by the Agent that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

        Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Agent has represented and agreed, and the Agents appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the "Program"), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State:

  (a)
  in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

  (b)
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (c)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (d)
  at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        The Agent has represented and agreed, and the Agents appointed under the Program will be required to represent and agree, that:

  (a)
  in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (c)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

        The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the notes or possesses or distributes this pricing supplement, the MTN prospectus supplement, the base prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

        It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

        If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$5,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX DUAL CURRENCY NOTE
DUE APRIL 12, 2006

PRICING SUPPLEMENT
JANUARY 5, 2006,
(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 18, 2005 AND

PROSPECTUS
DATED MAY 18, 2005)

LEHMAN BROTHERS

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SUMMARY INFORMATION—Q&A
RISK FACTORS RELATING TO THE NOTES
DESCRIPTION OF THE NOTES
EXCHANGE RATES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
SUPPLEMENTAL PLAN OF DISTRIBUTION